WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

January 3, 2007

VIA EDGAR ELECTRONIC TRANSMISSION:

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
New Generation Holdings, Inc.

File No. 0-24623
Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB
for the fiscal quarters ended March 31, 2006 and June 30, 2006 and
September 30, 2006, as amended

File No. 0-24623

Plastinum Corp.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed November 30, 2006
File No. 0-52128

Dear Ms. Davis:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), and in response to the Staff’s Comment Letter dated December 27, 2006, in connection with the above referenced filings, we hereby submit our proposed changes to the filings. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A. Upon approval of the Company’s responses to the Comment Letter, we shall immediately file amended reports incorporating the proposed changes. We hope this approach is satisfactory.

Comment 1

In response to the staff’s comment, we propose to add the following language:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As of December 31, 2005, our management carried out an evaluation under the supervision of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities Exchange Act.

As previously disclosed in a Current Report on Form 8-K , which we filed on November 15, 2006 and as described in our Explanatory Note to this Form 10-K/A and Note E to our accompanying consolidated financial statements, as a result of comments raised by the Division of Corporate Finance of the Securities & Exchange Commission (the “Commission”), we determined that accounting errors were made in connection with accounting for and disclosing the beneficial conversion feature embedded in a convertible note as a liability as of the date of issuance instead of equity. As a result, we have determined, as of December 31, 2005, that our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our consolidated financial statements as of December 31, 2005 and 2004 and the years then ended and the period April 7, 2003 (date of inception as a development state) through December 31, 2005.

Subsequent to the date of the financial statements, we implemented the following remedial measures to address the identified material weaknesses.

•	We reviewed all convertible securities to identify any securities that may have embedded beneficial conversion features

•
We have improved the supervision and training of our accounting staff to understand and implement applicable accounting requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Changes in Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Comment 2

We shall prepare amended reports incorporating all of the proposed changes which are responsive to the Staff’s comments.

Comment 3

We shall amend our disclosure regarding disclosure controls in the New Generation Holdings, Inc. September 30, 2006 10-QSB to read as follows:

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As of September 30, 2006, our management carried out an evaluation under the supervision of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities Exchange Act.

As previously disclosed in a Current Report on Form 8-K, which we filed on November 15, 2006, as a result of comments raised by the Division of Corporate Finance of the Securities & Exchange Commission (the “Commission”), we determined that accounting errors were made in connection with accounting for and disclosing the beneficial conversion feature embedded in a convertible note as a liability as of the date of issuance instead of equity. As a result, we have determined, as of September 30, 2006, that our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our consolidated financial statements as of December 31, 2005 and 2004 and the years then ended and the period April 7, 2003 (date of inception as a development state) through December 31, 2005.

Subsequent to the date of the financial statements, we implemented the following remedial measures to address the identified material weaknesses.

•	We reviewed all convertible securities to identify any securities that may have embedded beneficial conversion features

•
We have improved the supervision and training of our accounting staff to understand and implement applicable accounting requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Changes in Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Comment 4.

We shall prepare amended reports incorporating all of the proposed changes which are responsive to the Staff’s comments.

Comment 5.

Plastinum Corp. is a majority owned subsidiary of the Registrant and the Registrant has determined Plastinum’s operations and cash flows are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Registrant’s operations and therefore a component of an entity. The Registrant plans to distribute the stock of the subsidiary to its shareholders in a spin-off transaction and has accounted for and reported the transaction as discontinued operations in accordance with paragraphs 41 to 44 of FAS no. 144.

The Company has elected to seek shareholder approval for the spin-off transaction, in conjunction with the approval of the debt conversion transaction, although shareholder approval is not an absolute requirement for spin-off’s of subsidiaries. The Company believes that it will receive enough votes of its stockholders to approve the spin-off. The Board of Directors of the Company has already approved the distribution subject to shareholder approval, and Plastinum is now being operated as an independent entity. The Company believes that it has met the requirements of paragraph 27 of FAS 144.

Comment 6.

We shall amend our disclosure regarding disclosure controls in the Plastinum Corp. September 30, 2006 10QSB to read as follows:

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As of September 30, 2006, our management carried out an evaluation under the supervision of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities Exchange Act.

As previously disclosed in a Current Report on Form 8-K , which we filed on November 15, 2006, as a result of comments raised by the Division of Corporate Finance of the Securities & Exchange Commission (the “Commission”), we determined that accounting errors were made in connection with the allocation of expenses associated with officer’s compensation and certain consulting arrangements that were previously allocated between the Registrant's parent, New Generation Holdings, Inc., and the Registrant. As a result, we have determined that, as of September 30, 2006, our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our audited financial statements for the years ended December 31, 2005 and 2004 and the three and six month periods ended March 31, 2006 and June 30, 2006 disclosing the reallocation of expenses in an amendment to the Registrant's Form 10-SB.

Subsequent of the date of the financial statements , we implemented the following remedial measures to address the identified material weaknesses.

•
We improved procedures related to the recording and reporting of our allocation of general and administrative expenses among subsidiaries , including dedicating additional resources to our allocation processes and the procedures and controls surrounding the allocation process, and increased review and approval controls by senior financial personnel over the personnel that perform the allocations.

Changes in Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of NGH and Plastinum, we acknowledge that:

1)	The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3)	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Alan C. Ederer Alan C. Ederer, Esq.